UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number 001-38934

Maverix Metals Inc.
(Translation of registrant’s name into English)

Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☐               Form 40-F   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2022

MAVERIX METALS INC.

By:	/s/ C. Warren Beil
C. Warren Beil
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
99.1	News Release dated December 21, 2022